Exhibit 99.2

Management's Discussion and Analysis

for the year ended December 31, 2019

MEDICURE INC.

Message to Shareholders, April 2020

AGGRASTAT® (tirofiban hydrochloride) continues to have the majority of the patient market share gained over the past several years, however net revenues and margins have declined due to pricing pressures and some decreases in demand. We continue to market AGGRASTAT® and have refocused efforts in this area to support the brand loyalty. The trend in AGGRASTAT® revenues has increased the importance of diversifying the Company’s revenue base through adding additional revenue generating products to our current product portfolio. Diversification has been provided by ZYPITAMAGTM (pitavastatin magnesium) tablets and ReDSTM. Management is also focused on efficient marketing innovations to contain costs and return to profitability.

Medicure continues to focus on the sales and marketing of AGGRASTAT® and ZYPITAMAGTM. We are pleased to have acquired ZYPITAMAGTM at the end of the third quarter of 2019 allowing Medicure to have full control over the product, including pricing decisions. We did not have this type of control under our previous profit-sharing arrangement. The market adoption of ReDSTM has been slower than anticipated and consequently Medicure recorded an impairment on the license of ReDSTM and our investment in Sensible Medical. Medicure continues to explore cost efficient marketing of the ReDS™ PRO system ("ReDS™ PRO") for the clinical management of congestive heart failure and to secure our investment.

Medicure began selling Sodium Nitroprusside Injection 50mg/2ml (25mg/ml) single dose vial (“Sodium Nitroprusside” or “SNP”) in January of 2020 and we have additional Abbreviated New Drug Applications (“ANDAs”) being developed for other cardiovascular products in our pipeline.

In December of 2019, Medicure completed a substantial issuer bid (“SIB”) and purchased and subsequently cancelled 4.0 million of our common shares at a set purchase price of $6.50 per common share for a total purchase price of $26.0 million in cash. This SIB was funded from the Company’s existing cash on hand and provided a good return to our valued shareholders on the successful divestment of Apicore.

We are in unprecedented times in the world with the current COVID -19 pandemic and the safety of our employees, customers and other stakeholders is at the forefront of importance. At the same time, Medicure remains focused on the business and growing revenue and earnings. On behalf of the Board of Directors, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead for Medicure.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman and Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of April 15, 2020 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2019 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2019. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

All dollar amounts here within are expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	The Company’s expectations in regards to the extent and impact of COVID 19 including the timing surrounding these impacts;
•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAGTM, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market the ReDS™ PRO system in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, SNP, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
•	the Company’s intention to increase sales of AGGRASTAT®;
•	the Company’s intention to increase sales of ZYPITAMAGTM;
•	the Company’s intention to increase sales of the ReDS™;
•	the Company’s intention to increase sales of the Company’s generic version of SNP;
•	the Company’s intention to launch PREXXARTAN® (valsartan) oral solution (“PREXXARTAN®””), which is currently on hold pending resolution of the dispute between Carmel Biosciences Inc. (“Carmel”) and the third-party manufacturer of PREXXARTAN®;

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Management’s Discussion and Analysis

•	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;
•	the Company’s intention to investigate and advance certain other product opportunities;
•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;
•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;
•	the Company’s expectations with respect to the cost of the testing and commercialization of its products and potential products;
•	the Company’s sales and marketing strategy;
•	the Company’s anticipated sources of revenue;
•	the Company’s intentions regarding the protection of its intellectual property;
•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);
•	the Company’s business strategy; and
•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;
•	the extent and impact of the COVID 19 outbreak on our business including any impact on our customers, contract manufacturers and other third-party service providers;
•	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	the uncertainties associated with the acceptance and demand for new products;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled management and staff;

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Management’s Discussion and Analysis

•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;
•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;
•	market competition;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A, and any documents incorporated by reference herein, are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the United States cardiovascular market. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAGTM and SNP and the sale and marketing of the ReDS™ PRO medical device. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of acute coronary syndrome (“ACS”), including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAGTM in the U.S. and launched ZYPITAMAGTM in May 2018 in the United States and in September 2019 acquired full rights and ownership of ZYPITAMAGTM.

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, U.S Food and Drug Administration (“FDA”) cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company began marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.  In addition, Medicure invested U.S. $10,000 in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. Although the Company recorded an impairment on the license over ReDSTM and the investment in Sensible during the year ended December 31, 2019, as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM, the Company is continuing to market ReDS™ PRO for the clinical management of congestive heart failure and working to safeguard or monetize the investment.

The Company received approval in August of 2018 from the FDA for its first ANDA for SNP and Medicure’s product became available during the third quarter of 2019 in the United States with initial sales beginning in early 2020.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXALTM). The Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to five or more approved products in 2021.

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Management’s Discussion and Analysis

The increased sales of AGGRASTAT® that was experienced over recent years and the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 dramatically improved the Company’s financial position compared to previous years. The Company completed a SIB in December of 2019 where it purchased and cancelled 4.0 million common shares at a set purchase price of $6.50 per common share resulting in the payment $26,000. After the closing of the transaction and despite lower cash balances and working capital levels, the Company’s financial position remains strong.

The ongoing focus of the Company includes the sale of AGGRASTAT®, ZYPITAMAGTM, ReDS™ PRO and SNP and the development of additional cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the GPI inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with ACS. The marketing and sales of ZYPITAMAGTM became a key focus of the Company during 2018 and throughout 2019 and the marketing and sales of ReDSTM became a key focus of the Company during the first quarter of 2019.

The Company has historically financed its operations principally through the net revenue received from the sale of AGGRASTAT®, ZYPITAMAGTM and ReDSTM, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately U.S. $105,000, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt, fund the recently completed SIB and the remaining funds will continue to be used to finance the Company’s operations, development and growth moving forward.

RECENT DEVELOPMENTS

COVID-19

Subsequent to December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the liquidity, financial results and condition of the Company and its operating subsidiaries in future periods.

Substantial issuer bid

On November 4, 2019 the Company announced its intention to commence a SIB (the “Offer”) pursuant to which the Company offered to purchase up to 4.0 million of its common shares (the “Common Shares”) for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26,000 in cash. The Offer commenced on November 13, 2019 and expired at 5:00 p.m. (Eastern Standard Time) on December 19, 2019.

A total of 10,154,952 Common Shares were properly deposited under the Offer and not withdrawn. As the Offer was oversubscribed, the Company purchased Common Shares deposited on a pro rata basis following the determination of the final results of the Offer. Tendering shareholders had approximately 39.4% of their tendered Common Shares purchased by the Company under the Offer. The Common Shares that were purchased under the Offer represented approximately 27.0% of the outstanding Common Shares as at the time that the Offer was commenced. After giving effect to the Offer, the Company had 10,804,013 Common Shares outstanding.

The Offer was funded from the Company’s existing cash on hand. The Company believed Medicure’s underlying value and its long-term growth prospects were not reflected in the trading price of its Common Shares prior to the announcement of the SIB. As such, Medicure believes that the purchase of Common Shares under the Offer represented a reasonable use of a portion of its significant cash resources resulting from the Company’s successful purchase and subsequent sale of the Apicore business.

During the ten months ended October 31, 2019, the closing prices of the Common Shares on the TSX Venture Exchange ("TSXV") ranged from a low of $3.00 to a high of $6.85. The closing price of the Common Shares on the TSXV on November 1, 2019 (the last full trading day before the announcement of the SIB) was $3.22. The purchase price of $6.50 per Common Share represented a 101.9% premium over the closing price of the Common Shares on the TSXV on November 1, 2019.

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Management’s Discussion and Analysis

The Offer was optional for all shareholders, who were free to choose whether to participate and how many Common Shares to tender. Shareholders who did not deposit their Common Shares, or whose Common Shares were not purchased under the Offer, realized a proportionate increase in their equity interest in the Company.

As more than 4.0 million Common Shares were properly tendered to the Offer, Medicure took-up and paid for the tendered Common Shares on a pro-rata basis according to the number of Common Shares tendered (with adjustments to avoid the purchase of fractional Common Shares). The Offer was not conditional upon any minimum number of Common Shares being tendered but was subject to various other conditions disclosed in the Offer Documents.

Neither the Company nor its board of directors made any recommendation to any shareholder whether to tender or refrain from tendering Common Shares. Shareholders were strongly urged to read and carefully evaluate all information in the Offer Documents and to consult their own broker or other financial and tax advisors prior to making any decision with respect to the Offer.

The Company suspended its existing normal course issuer bid (“NCIB”) in connection with the commencement of the Offer and no subsequent purchases were completed under such NCIB prior to completion of the Offer.

The Company had engaged Computershare Trust Company of Canada to act as the depositary (the “Depository”) for the Offer. Any Common Shares deposited under the Offer but not purchased, including any Common Shares invalidly deposited, were returned to the depositing shareholders by the Depositary.

The full details of the Offer were described in the Company's offer to purchase and issuer bid circular dated November 1, 2019, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which are available on SEDAR under the Company's profile at www.sedar.com and on EDGAR at www.sec.com.

Completion of SAVI-PCI study

On December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (“SAVI-PCI”) Clinical Trial.

SAVI-PCI was a randomized, multicenter, open-label study enrolling 535 patients at thirteen sites in the United States, which compared tirofiban high-dose bolus injection followed by a maintenance infusion for 1-2 hours post-percutaneous coronary intervention (“PCI”) to label-dosing eptifibatide (double bolus followed by 12-18 hour maintenance infusion). Comparisons to a long-infusion tirofiban arm (high-dose bolus injection followed by 12-18 hour maintenance infusion post-PCI) were also performed. The primary endpoint of the study was to assess whether the short infusion tirofiban regimen in patients undergoing PCI was non-inferior to the aforementioned eptifibatide regimen. The primary endpoint was a composite rate of death, periprocedural myonecrosis, urgent target vessel revascularization (uTVR) or in-hospital, non-CABG related major bleeding within 48 hours following PCI or hospital discharge, whichever comes first, quantified according to REPLACE-2 criteria. This study was sponsored by Medicure.

Topline results of the SAVI-PCI trial will be communicated in 2020.

Completion of enrolment of the FABOLUS-FASTER trial

On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in ST-segment elevation myocardial infarction (“STEMI”) patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Topline results of the FABOLUS-FASTER Phase 4 trial will be communicated in 2020.

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Management’s Discussion and Analysis

Settlement of holdback receivable

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of U.S. $5,100 in relation to the holdback receivable.

Patent infringement filing

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus Pharmaceuticals, Inc. (“Nexus”) in the U.S. District Court for the Northern District of Illinois, alleging infringement of U.S. Patent No. 6,770,660 (“the ’660 patent”).

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the ’660 patent.

The ’660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

SMILE™-HF study demonstrates use of ReDSTM results in reductions in hospital readmission rates

On October 15, 2019 the Company announced the primary results of the late-breaking SMILETM-Heart Failure (“SMILE-HF”) Clinical Trial which was presented at the Heart Failure Society of America (“HFSA”) conference in Philadelphia, Pennsylvania by Dr. William T. Abraham, the SMILE-HF national principal investigator.

The SMILE-HF trial demonstrated that when used as intended, ReDS™ treatment guided heart failure management prevented 58% of heart failure readmission(s). Data was collected from 268 patients by 43 centers across the United States, constituting the largest randomized control trial to date on the impact of ReDS™ on managing heart failure. Patients were recruited for the study during hospitalization and followed for up to nine months at home. Daily measurements were taken using ReDS™ with the goal of keeping lung fluid content within the normal range of 20-35%. Data aggregated in the cloud was sent to physicians to monitor and adjust medication with the goal to keep each patient’s fluid status balanced and avoid hospital readmission.

Preferred pricing agreement for ZYPITAMAGTM with the ADAP Crisis Task Force

On October 3, 2019, the Company announced that it reached a preferred pricing agreement with the AIDS Drug Assistance Program (“ADAP”) Crisis Task Force for ZYPITAMAGTM. The agreement will open access to ZYPITAMAGTM tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAGTM has been adopted onto the ADAP formulary.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

Acquisition of full US ownership of ZYPITAMAGTM

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it acquired the ownership of ZYPITAMAGTM from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000,000 and U.S. $2,000,000 in deferred payments to be made over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales.

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Management’s Discussion and Analysis

Medicure previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Launch of ReDSTM PRO

On September 17, 2019 the Company announced the launch of the ReDSTM PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation.

Medicure previously announced, on January 28, 2019, that it had entered an agreement with Sensible to become the exclusive marketing partner for the ReDS™ point of care system in the United States, a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The ReDSTM PRO represents the next generation of this device.

An impairment on the license over ReDSTM and the Company’s investment in Sensible was recorded during the year ended December 31, 2019, as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company is continuing to market the ReDS™ PRO for the clinical management of congestive heart failure and working to safeguard or monetize the investment in Sensible.

Settlement of Patent Infringement Action

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., settled its ongoing patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, which alleged infringement of the ’660 patent. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

The Company had filed the patent infringement action against Gland alleging infringement of the ’660 patent. The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023.

Grant of Stock Options

On June 26, 2019, the Company announced that the Board of Directors approved the grant of an aggregate of 262,000 stock options to certain directors, officers, employees and management company employees of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSXV, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $4.95 per share.

Appointment of President and Chief Operating Officer

On June 26, 2019, the Company announced that Dr. Neil Owens has been appointed President and Chief Operating Officer of the Company effective July 1, 2019. In this capacity, Dr. Owens will be responsible for implementing the Company's strategic plans, and overseeing day-to-day operations, including the advancement and management of new and existing pharmaceutical products. Dr. Albert Friesen had served as the Company’s President since May of 2016 and will continue to serve as Chief Executive Officer of the Company and as Chair of its Board of Directors.

Normal Course Issuer Bid

On May 30, 2019, the Company announced that the TSXV has accepted the Company's notice of intention to make a NCIB (the “2019 NCIB”).

Under the terms of the 2019 NCIB, Medicure could acquire up to an aggregate of 761,141 common shares. In the opinion of the Company, its common shares had been trading at prices that did not reflect its underlying value. Accordingly, Medicure believed that purchasing its common shares for cancellation, at the then present pricing, represented an opportunity to enhance value for its shareholders.

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Management’s Discussion and Analysis

As of May 29, 2019, the Company had 15,222,813 common shares outstanding, of which 6,758,666 common shares represented the public float of Medicure. Under TSXV policies, Medicure was entitled to purchase up to the maximum of 761,141 common shares, representing 5% of the then common shares outstanding, over the 12-month period that the 2019 NCIB is in place.

The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as Medicure may complete its maximum purchases under the 2019 NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company paid or will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announced that it had entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the 2019 NCIB. Under the Plan, PI may purchase common shares under the 2019 NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the year ended December 31, 2019, the Company purchased and cancelled 421,300 of its common shares between May 30, 2019 and December 31, 2019 for a total cost to the Company of $2,081 under the 2019 NCIB.

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The Company suspended the 2019 NCIB in connection with its commencement of the SIB and no subsequent purchases were completed under the 2019 NCIB for the remainder of 2019.

Under the Company’s previous NCIB, which expired on May 27, 2019, the Company purchased and cancelled 771,900 of its common shares between May 28, 2018 and May 27, 2019 for a total cost to the Company of $5,085.

Appointment of Ms. Manon Harvey to the Company’s Board of Directors

On May 15, 2019, the Company announced the appointment of Manon Harvey CPA, CA, to the Board of Directors. Ms. Harvey is a CPA, CA, and holds a Bachelor of Commerce (summa cum laude) from the University of Ottawa. Additionally, Ms. Harvey has her ICD.D designation from the Institute of Corporate Directors. In January 2019, she joined the University of British Columbia’s Okanagan Campus as Director, Integrated Planning and Chief Budget Officer where she is responsible for supporting the University’s mission through long range financial planning, financial advice and effective resource allocation strategies. For the prior 21 years as Vice-President, Finance and Corporate Services for the Canada Foundation for Innovation (“CFI”), Ms. Harvey was responsible for the finance function, human resources, information technology, and administrative services. She was an Officer of the CFI Board of Directors, and served as the Secretary and Treasurer. For over 10 years, until June 2014, she was both a member of the Board of Directors, as well as Chair of the Audit Committee, for Hydro Ottawa. She is an external member of the Departmental Audit Committee of the Royal Canadian Mounted Police.

Agreement to Market ReDS™ Device

On January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDSTM is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ was already being marketed to U.S. hospitals by Sensible and Medicure began marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure receives a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure invested U.S. $10,000 in Sensible for a 7.71% equity stake on a fully diluted basis and in connection with this investment the Company acquired the license for ReDS™ in the United States. In connection with the investment, Medicure's Chief Executive Officer, Dr. Albert Friesen, was appointed to the Board of Directors of Sensible.

10

Management’s Discussion and Analysis

An impairment on the license over ReDSTM and the Company’s investment in Sensible was recorded during the year ended December 31, 2019, as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company is continuing to market the ReDS™ PRO for the clinical management of congestive heart failure and working to safeguard or monetize the investment in Sensible.

COMMERCIAL

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including UA, which is characterized by chest pain when one is at rest, and non Q wave MI. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product.

Net AGGRASTAT® product sales for year ended December 31, 2019 were $19,372 compared to $28,457 during the year ended December 31, 2018.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® was lower during 2019 than the prior year however the number of new hospital customers using AGGRASTAT® continued to increase leading to patient market share held by the product increasing to approximately 65% as at December 31, 2019. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong performance from the AGGRASTAT® brand, due primarily to its patient market share, however diversifying revenues away from a single product became increasingly important to the Company.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar when comparing the year ended December 31, 2019 with the year ended December 31, 2018, this led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods as well as decreases in demand.

On December 5, 2019, the Company announced it had filed a patent infringement action against Nexus in the U.S. District Court for the Northern District of Illinois, alleging infringement of the ‘660 patent.

The patent infringement action is in response to Nexus’ filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Nexus and all other legal options available to protect its product.

Previously, on November 16, 2018, the Company filed a patent infringement action against Gland in the U.S. District Court for the District of New Jersey, alleging infringement of the ‘660 patent. The patent infringement actions were in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent.

11

Management’s Discussion and Analysis

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., has settled this ongoing patent infringement action. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement resulted in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales. With this acquisition Medicure obtained full control of marketing and pricing negotiations for the product.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $183 to Company for the year ended December 31, 2019 and $652 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

On October 3, 2019, the Company announced that it has reached a preferred pricing agreement with the ADAP Crisis Task Force for ZYPITAMAGTM. The agreement will open access to ZYPITAMAGTM tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAGTM has been adopted onto the ADAP formulary.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDSTM PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDSTM PRO represents the next generation of ReDSTM.

On October 15, 2019 the Company announced the primary results of the late-breaking SMILE-HF Clinical Trial which was presented at the HFSA conference in Philadelphia, Pennsylvania by Dr. William T. Abraham, the SMILE-HF national principal investigator.

The SMILE-HF trial demonstrated that when used as intended, ReDS™ treatment guided heart failure management prevented 58% of heart failure readmission(s). Data was collected from 268 patients by 43 centers across the United States, constituting the largest randomized control trial to date on the impact of ReDS™ on managing heart failure. Patients were recruited for the study during hospitalization and followed for up to nine months at home. Daily measurements were taken using ReDS™ with the goal of keeping lung fluid content within the normal range of 20-35%. Data aggregated in the cloud was sent to physicians to monitor and adjust medication with the goal to keep each patient’s fluid status balanced and avoid hospital readmission.

12

Management’s Discussion and Analysis

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6,336 was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to market ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN®, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100, with an additional U.S.$400 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third-party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company was withdrawn, however the dispute between Carmel and the third-party manufacturer continues.

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM, the sales and marketing of ReDSTM and SNP, as well as the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

13

Management’s Discussion and Analysis

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

Growing sales of ZYPITAMAGTM in the United States

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $183 to Company for the year ended December 31, 2019 and $652 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

Growing sales of ReDSTM in the United States

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDSTM PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDSTM PRO represents the next generation of ReDSTM.

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6,336 was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to market ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

14

Management’s Discussion and Analysis

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the sales initial from SNP being recorded subsequent to December 31, 2019 in January of 2020.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with STEMI. If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments and explore other options available.

15

Management’s Discussion and Analysis

The sNDA filing was accompanied by a mandatory U.S. $1,200 user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold in two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled SAVI-PCI. SAVI-PCI is a randomized, open-label study enrolling patients undergoing PCI at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and on December 17, 2019, the Company announced the completion of the Shortened AGGRASTAT® (tirofiban hydrochloride) injection versus Integrilin® (eptifibatide) in Percutaneous Coronary Intervention (SAVI-PCI) Clinical Trial. Topline results of the SAVI-PCI trial will be communicated in 2020.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

FABOLUS-FASTER was funded by a grant from the Company. This study does not imply comparable efficacy, safety, or product interchangeability. Please note that the use of AGGRASTAT® in STEMI patients has not been approved by the FDA. As of this time, neither AGGRASTAT® nor any of the GP IIb/IIIa inhibitors are indicated for the use in STEMI patients. AGGRASTAT® is approved for use in NSTE-ACS patients.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

The Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the acquisition of ZYPITAMAGTM and the marketing partnership for ReDSTM, the Company expects to transform its commercial suite of products to at least five approved products in 2021.

16

Management’s Discussion and Analysis

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed - Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
ReDSTM	Heart Failure - Medical Device	Approved/Marketed
PREXXARTAN®	Hypertension	Approved - Commercial launch on hold
SNP	Acute Cardiology	ANDA approved/Marketed
Generic ANDA 2	Acute Cardiology	ANDA Filed
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	TARDOXALTM - On hold P5P - Regulatory and clinical planning underway

Other Products

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

DIVESTURE OF APICORE

On October 3, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S. $105,000 of which approximately U.S. $55,000 was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that was to be received in 2019 as per the terms of the agreements. These funds received were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company received the deferred purchase price proceeds of approximately U.S. $50,000 from the Buyer as a result of the Apicore Sale Transaction. The U.S. $50,000 was included in the total net proceeds of U.S. $105,000 described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure will receive a net payment of U.S. $5,100 in relation to the holdback receivable.

17

Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2019:

•	The valuation of the investment in Sensible Medical
•	The valuation of the royalty obligation
•	The provisions for returns, chargebacks, rebates and discounts
•	The measurement of intangible assets
•	The measurement of the amount and assessment of the recoverability of income tax assets and income tax provisions

Valuation of financial instruments

Financial Assets

Initial recognition and measurement

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) FVOCI; or (iii) FVTPL. Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance, if the asset is held within a business whose objective is to hold assets in order to collect contractual cash flows; and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest. Cash and cash equivalents, short-term investments and accounts receivable are classified within this category.

Financial assets at FVTPL

Financial assets measured at FVTPL are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of net (loss) income. The holdback receivable was classified within this category.

Financial assets at FVOCI

Financial assets measured at FVOCI are carried in the statement of financial position at fair value with changes in fair value therein recognized in the statement of comprehensive (loss) income. The Investment in Sensible Medical was classified within this category.

18

Management’s Discussion and Analysis

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when the contractual rights to receive cash flows from the asset have expired; or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

Initial recognition and measurement

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified. The Company’s financial liabilities are accounts payable and accrued liabilities, royalty obligation and acquisition payable which are recognized on an amortized cost basis.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The acquisition payable was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining an appropriate discount rate.

Offsetting of financial instruments

Financial assets and financial liabilities are offset, and the net amount reported in the statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

Fair value is determined based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured using the assumptions that market participants would use when pricing an asset or liability. Typically, fair value is determined by using quoted prices in active markets for identical or similar assets or liabilities. When quoted prices in active markets are not available, fair value is determined using valuation techniques that maximize the use of observable inputs. When observable valuation inputs are not available, significant judgement is required through determining the valuation technique to apply, the valuation techniques such as discounted cash flow analysis and selecting inputs. The use of alternative valuation techniques or valuation inputs may result in a different fair value.

Transaction costs

Transaction costs for all financial instruments measured at amortized cost, the transaction costs are included in the initial measurement of the financial asset or financial liability and are amortized using the effective interest rate method over a period that corresponds with the term of the financial instruments. Transaction costs for financial instruments classified as FVTPL are recognized as an expense in professional fees, in the period the cost was incurred.

Embedded Derivatives

For financial liabilities measured at amortized cost, under certain conditions, an embedded derivative must be separated from its host contract and accounted for as a derivative. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract. For financial assets at FVTPL, any embedded derivatives are not separated from its host contract.

19

Management’s Discussion and Analysis

Provision for returns, chargebacks, rebates and discounts

The Company has three commercially available products that generated revenue for the year ended December 31, 2019, AGGRASTAT®, ZYPITAMAG™ and ReDSTM (the “Products”) which it sells to United States customers. AGGRASTAT® and ZYPITAMAG™ are sold to wholesalers for resale; with AGGRASTAT® primarily being sold by the wholesalers to hospitals, while ZYPITAMAG™ is primarily sold by wholesalers to pharmacies. The Company sells ReDSTM directly to end users. Revenue from the sale of AGGRASTAT® and ZYPITAMAG™ is recognized upon the receipt of goods by the wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been received at the wholesaler in accordance with the terms of the sale. Revenue from the sale of ReDSTM is recognized upon the receipt of goods by the end user, the point in time in which title and control of the transferred goods pass from the Company to the customer. At this point in time, the customer has gained the sole ability to benefit from the product, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts, rebates or chargebacks. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents and drug approvals are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

20

Management’s Discussion and Analysis

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these consolidated financial statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States, respectively. The Company and its subsidiaries have open tax years, primarily from 2010 to 2019, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

NEW ACCOUNTING STANDARD AND INTERPRETATIONS

Set out below is the impact of the mandatory adoption of the new accounting standard:

IFRS 16, Leases ("IFRS 16")

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective approach, recognizing a right of use asset equal to the lease liability at the date of initial application, and prior periods were not restated. IFRS 16 which requires lessees to recognize assets and liabilities for most leases, with exemptions available for leases with a term that is twelve (12) months or less, or where the underlying asset is of a low value.

Unless exempted, as noted above, upon inception of a lease, lessees will be required to recognize a right-of use (“ROU”) asset, representing the Company’s right to use the underlying asset and a lease liability representing its obligation for lease payments due to the lessor. ROU assets and the corresponding liability are initially measured at the present value of non-cancellable payments, including those made in accordance with an option period when the Company expects to exercise an option period to extend or not terminate a lease.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”), a related party, to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease. The discount rate used by the Company in calculating the lease obligation relating to the ROU asset is five percent.

21

Management’s Discussion and Analysis

The impact of the adoption of IFRS 16 on the Company’s statement of financial position at January 1, 2019 is as follows:

	December 31, 2018	Impact of transition to IFRS 16	January 1, 2019
Assets
Property and equipment	$316	$677	$993

Current liabilities
Lease obligation	$—	$300	$300

Non-current liabilities
Lease obligation	$—	$377	$377
	$316	$—	$316

The impact of the adoption of the Company’s operating lease commitments to the lease obligations recognized as a result of the adoption of IFRS 16 is as follows:

Operating lease commitments, including renewal options, as at December 31, 2018	$715
Adjustment of lease commitments to present value of lease liability	(38)
Lease obligation as at January 1, 2019	$677

Effective November 1, 2019, the Company modified and extended its sub-lease with GVI to lease a reduced amount of office space at a rate of $238 per annum for three years ending October 31, 2022 with an 18-month renewal period available. This resulted in an increase to the ROU asset of $685. As at December 31, 2019, the lease obligation of the statement of financial position totaled $1,089 with $240 recorded as the current portion of the lease obligation.

NEW STANDARD NOT YET ADOPTED

Amendments to IFRS 3 - definition of a business:

In October 2018, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company does not expect the amendments to have a significant impact on the consolidated financial statements upon adoption.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

22

Management’s Discussion and Analysis

(in thousands of CDN$, except per share data)	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
Revenue, net	$3,473	$5,519	$6,301	$4,880
Cost of goods sold	(3,385)	(1,496)	(1,353)	(1,038)
Selling	(2,603)	(3,349)	(3,319)	(4,128)
General and administrative	(647)	(1,044)	(769)	(935)
Research and development	(1,271)	(976)	(1,181)	(921)
Revaluation of holdback receivable	(3,623)	—	—	—
Impairment of intangible assets	(6,321)	—	—	—
Finance income (expense), net	627	116	182	190
Foreign exchange gain (loss), net	(1,477)	601	(813)	(881)
(Loss) income for the period	(15,474)	(599)	(957)	(2,756)
Basic (loss) earnings per share from continuing operations	$(1.08)	$(0.04)	$(0.06)	$(0.18)
Diluted (loss) earnings per share from continuing operations	$(1.08)	$(0.04)	$(0.06)	$(0.18)
(in thousands of CDN$, except per share data)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Revenue, net	$7,895	$7,350	$7,801	$6,064
Cost of goods sold	(1,188)	(974)	(1,202)	(789)
Selling	(4,698)	(3,986)	(3,899)	(2,997)
General and administrative	(1,136)	(704)	(1,148)	(934)
Research and development	(3,302)	(1,400)	(1,071)	(909)
Revaluation of holdback receivable	(1,473)	—	—	—
Impairment of intangible assets	—	—	—	—
Finance income (expense), net	718	155	179	8
Foreign exchange (loss) gain, net	5,341	(916)	1,022	1,013
(Loss) income for the period	1,517	(545)	1,595	1,359
Basic earnings per share from continuing operations	$0.10	$(0.03)	$0.10	$0.09
Diluted earnings per share from continuing operations	$0.09	$(0.03)	$0.09	$0.08

Net loss for the three-month period ended December 31, 2019 totaled $15,474 compared to net income of $1,517 for the three months ended December 31, 2018. Significant variances are as follows:

•	During the three months ended December 31, 2019, the Company recorded an impairment loss on intangible assets totaling $6,321 relating to an impairment recorded on the ReDSTM license as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle, uptake of the product with customers and restrictions on travel currently being experienced, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM.
•	A decrease in net foreign exchange gains or losses resulting in a loss of $1,477 as a result of the impact of the appreciation of the Canadian dollar against the U.S. dollar on U.S. dollar denominated cash and short-term investments being held by the Company.
•	A $3,623 expense pertaining to the revaluation of the holdback receivable, which was settled during the three months ended December 31, 2019 compared to a $1,473 recorded during the three months ended December 31, 2018.
•	A decrease in net revenues from commercial products of $4,422 resulting from higher discounting pertaining to AGGRASTAT® as a result of increased pricing pressure from competitors.
•	An increase in cost of goods sold during the three months ended December 31, 2019 as a result of amortization pertaining to the acquired ZYPITAMAGTM intangible assets and the ReDSTM license.

23

Management’s Discussion and Analysis

Partially offset by:

•	A decrease of $2,095 in selling expenses primarily as a result of cost reductions implemented during 2019.
•	A decrease of $2,031 of research and development expenses resulting from the timing of research and development expenses relating to the Company’s development projects.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
AGGRASTAT® revenue, net	$19,372	$28,457	$(9,085)
ReDSTM revenue, net	618	—	618
ZYPITAMAGTM revenue, net	183	652	(469)
	$20,173	$29,109	$(8,936)

Net AGGRASTAT® product sales for year ended December 31, 2019 were $19,372 compared to $28,457 during the year ended December 31, 2018.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® was lower during 2019 than the prior year however the number of new hospital customers using AGGRASTAT® continued to increase leading to patient market share held by the product increasing to approximately 65% as at December 31, 2019. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT® combined with lower hospital demand for the product. The Company continues to expect strong performance from the AGGRASTAT® brand, due primarily to its patient market share, however diversifying revenues away from a single product has become increasingly important to the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar when comparing the year ended December 31, 2019 with the year ended December 31, 2018, this led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods and decreased demand.

During the year ended December 31, 2019, ReDSTM contributed revenue of $618 from the sale of the product in the United States.

Net ZYPITAMAGTM product sales for year ended December 31, 2019 were $183 compared to $652 during the year ended December 31, 2018.

The Company currently sells ZYPITAMAGTM to drug wholesalers. These wholesalers subsequently sell ZYPITAMAGTM to pharmacies who in turn sell the product to patients. The decrease in ZYPITAMAGTM product sales for the year ended December 31, 2019 is a result of initial stocking at the wholesale level during the year ended December 31, 2018. The Company expects ZYPITAMAGTM revenues to grow throughout 2020 and beyond.

24

Management’s Discussion and Analysis

Cost of goods sold

The change in cost of goods sold for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
AGGRASTAT®	$3,551	$3,723	$(172)
ReDSTM	904	—	904
ZYPITAMAGTM	1,877	429	1,448
SNP	940	—	940
	$7,272	$4,152	$3,120

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAGTM, ReDSTM and SNP, including write-downs for obsolete inventory, amortization of the related intangible assets and royalties paid on ZYPITAMAGTM.

AGGRASTAT® cost of goods sold for the year ended December 31, 2019 was $3,551 compared to $3,723 for the year ended December 31, 2018. The decrease to cost of goods sold is the result of lower volume of AGGRASTAT® product sold, as well as a higher percentage of 250 ml bags sold versus the other AGGRASTAT® formats.

ReDSTM cost of goods sold for the year ended December 31, 2019 totaled $904 and consisted of $263 paid to Sensible in relation to ReDSTM from the revenue sharing arrangement relating to product sold by the Company during 2019 and $641 related to the amortization of the ReDSTM license, which was recorded on the statement of financial position within intangible assets prior to the impairment recorded over the ReDSTM intangible assets.

ZYPITAMAGTM cost of goods sold for the year ended December 31, 2019 totaled $1,877 and includes $34 relating to product sold to the Company’s wholesale customers, $1,043 relating to a write-down of ZYPITAMAGTM product inventory, $797 from amortization of the ZYPITAMAGTM license and $2 relating to royalties on the sale of ZYPITAMAGTM resulting from the acquisition of the product in September of 2019.

The cost of goods sold related to SNP relates to an impairment loss on the write-down of inventory of $940 recorded during the year ended December 31, 2019 as a result of reduced selling prices for the product experienced in the market pertaining to SNP.

Selling

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAGTM, ReDSTM and SNP.

The changes in selling expenditures for the year ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
Selling	$13,399	$15,580	$(2,181)

Selling expenses for the year ended December 31, 2019 were $13,399 compared to $15,580 for the year ended December 31, 2018.

Commercial sales expenses decreased during the year ended December 31, 2019 as compared to the prior year due to commercial launch costs relating to ZYPITAMAGTM being incurred during the year ended December 31, 2018 as well as cost reductions implemented by the Company during 2019.

General and administrative

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

25

Management’s Discussion and Analysis

The changes in general and administrative expenditures for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
General and administrative	$3,395	$3,922	$(527)

General and administrative expenses for the year ended December 31, 2019 were $3,395 compared to $3,922 for the year ended December 31, 2018. The decrease in general and administrative expenses is primarily related to lower share-based compensation expenses during the year ended December 31, 2019 as compared to the year ended December 31, 2018.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
Research and development	$4,349	$6,681	$(2,332)

Net research and development expenditures for the year ended December 31, 2019 were $4,349 compared to $6,681 for the year ended December 31, 2018. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The decrease experienced during the year ended December 31, 2019 when compared to the year ended December 31, 2018 is a result of the timing of expenses pertaining to the Company’s development projects, particularly the Company’s additional ANDA development projects.

Revaluation of Holdback Receivable

The change in the revaluation of holdback receivable for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
Revaluation of holdback receivable	$3,623	$1,473	$2,150

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continued to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,473 on the statement of financial position as at December 31, 2018.

On December 5, 2019, the Company reached a settlement agreement with the Buyer in the Apicore Sales Transaction with respect to the amounts heldback under the Apicore Sales Transaction. A settlement agreement was reached under which the Company received US$5,100 (CDN$6,719) in relation to the holdback receivable. In connection with this settlement the amounts owing to former President and Chief Executive Officer of Apicore which were recorded within other long-term liabilities were settled by the Buyer. Immediately prior to the settlement, the Company reduced the carrying value on the statement of financial position of the holdback receivable by $3,623 to the net recoverable value from the negotiated settlement.

26

Management’s Discussion and Analysis

Impairment Loss on Intangible Assets

The change in impairment loss for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
Impairment loss on intangible assets	$6,321	$—	$6,321

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

The Company has considered indicators of impairment as at December 31, 2019 and 2018. The Company recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. The Company did not record any write-down of intangible assets during the year ended December 31, 2018.

With respect to the intangible asset related to ZYPITAMAGTM, management calculated its fair value less costs to sell using a discounted cash flow model (Level 3 in the fair value hierarchy) based upon financial forecasts prepared by management using a discount rate of 13.25%, a cumulative aggregate growth rate of 300% over four years and a nominal terminal value. The Company has concluded that there was no impairment as a result of the analysis for the year ended December 31, 2019 as the recoverable amount exceeded the carrying amount by approximately $1,600 at the high end of the reasonable range. However, the assessment identified that a reasonably possible change in the key assumption of the sales growth rate forecast results in the recoverable amount being less than the carrying value.  A seven percent reduction in the sales growth forecast per year would result in the carrying value of the intangible asset exceeding the reasonable range of the recoverable amount.

Finance Income (Expense), Net

The change in finance income (expense), net for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
Finance income (expense), net	$1,115	$1,061	$54

The finance income for the year ended December 31, 2019 relates to interest on cash and investments held by the Company and a recovery from accretion on the Company’s royalty obligation, partially offset by bank changes, accretion of the Company’s acquisition payable and other interest incurred during the year ended December 31, 2019. This compares to finance income for the year ended December 31, 2018, which relates to interest on cash and investments held by the Company, offset primarily by accretion on the Company’s royalty obligation.

Foreign Exchange Gain, Net

The change in foreign exchange gain, net for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase/(Decrease)
Foreign exchange (loss) gain, net	$(2,570)	$6,461	$(9,031)

The foreign exchange loss for the year ended December 31, 2019 compared to a gain for year ended December 31, 2018 relates to decrease in the US dollar exchange rate between December 31, 2018 and December 31, 2019, which led to the foreign exchange loss as it applies to the significant US dollar cash held by the Company as at the end of both periods.

27

Management’s Discussion and Analysis

Income Tax Expense

The change in income tax expense for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase (Decrease)
Current income tax expense	$22	$678	$(656)
Deferred income tax expense	123	219	(96)
	$145	$897	$(752)

The income tax expense of $145 during the year ended December 31, 2019 is primarily related to changes to the Company’s tax loss carryforwards in Barbados during the period compared to income tax expense of $897 during the year ended December 31, 2018, which resulted from taxable income in the United States from the Company’s commercial business during the period.

(Loss) income and comprehensive (loss) income

The consolidated net income and comprehensive income for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase (Decrease)
(Loss) Income for the period	$(19,786)	$3,926	$(23,712)
Comprehensive (loss) income for the period	$(26,805)	$4,520	$(31,325)
Basic (loss) earnings per share	$(1.32)	$0.25	$(1.57)
Diluted (loss) earnings per share	$(1.32)	$0.24	$(1.56)

For the year ended December 31, 2019, the Company recorded a net loss of $19,786 or $1.32 per share ($1.32 per share diluted) compared to net income of $3,926 or $0.25 per share ($0.24 per share diluted) for the year ended December 31, 2018. As discussed above, the main factors contributing to the net loss were the impairment loss recorded on the ReDSTM license, impairment losses recorded in regards to inventories of ZYPITAMAGTM and SNP, a loss recorded upon the settlement of the holdback receivable, lower revenues and foreign exchange losses experienced during the year ended December 31, 2019.

For the year ended December 31, 2019, the Company recorded a total comprehensive loss of $26,805 compared to total comprehensive income of $4,520 for the year ended December 31, 2018. The change in comprehensive loss results from the factors described above resulting in the net loss for the year ended December 31, 2019 as well as a loss from the revaluation of the investment in Sensible Medical made during the year ended December 31, 2019. During the year ended December 31, 2019, the Company recorded other comprehensive loss of $6,336 associated with the change in fair value of the investment in Sensible Medical. This resulted in a carrying value as at December 31, 2019 of one dollar. The change in the fair value of the investment in Sensible Medical is as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers resulting in lower than expected amounts being paid to Sensible Medical under the exclusive marketing and distribution agreement.

The weighted average number of common shares outstanding used to calculate basic (loss) income per share for the year ended December 31, 2019 and 2018 was 14,998,540 and 15,791,396, respectively.

The weighted average number of common shares outstanding used to calculate diluted (loss) income per share for the year ended December 31, 2019 and 2018 was 14,998,540 and 16,563,663, respectively.

As at December 31, 2019, the Company had 10,804,013 common shares outstanding, 900,000 warrants to purchase common shares and 1,428,408 stock options, of which 1,059,308 were exercisable, to purchase common shares outstanding.

As at April 15, 2020, the Company had 10,804,013 common shares outstanding, 900,000 warrants to purchase common shares and 1,394,208 stock options, of which 1,074,708 were exercisable, to purchase common shares outstanding.

28

Management’s Discussion and Analysis

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the years ended December 31, 2019 and 2018 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the years ended December 31, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	2019	2018	Increase (decrease)
Operating (loss) income	$(8,242)	$(1,226)	$(7,016)
Add: amortization	1,922	299	1,623
Add: Impairment of property, plant and equipment	95	—	95
Add: Rental expense[1]	—	228	(228)
EBITDA	$(6,225)	$(699)	$(5,526)
Add:
Stock-based compensation	417	1,022	(605)
Write-down of inventory	1,983	95	1,888
Adjusted EBITDA	$(3,825)	$418	$(4,243)
(1)	EBITDA and adjusted EBITDA as previously reported for the year ended December 31, 2018 has been adjusted to conform with the current year presentation as a result of the adoption of IFRS 16. As a result of the adoption of this accounting policy, $228 of rental expenses has been added back to the EBITDA and adjusted EBITDA calculations for the year ended December 31, 2018.

EBITDA for the year ended December 31, 2019, EBITDA was ($6,225) compared to EBITDA of ($699) for the year ended December 31, 2018, As discussed above the main factors contributing to the change in EBITDA were the decrease in revenues and increased cost of goods sold during the year ended December 31, 2019 compared to the year ended December 31, 2018. Adjusted EBIDTA for the year ended December 31, 2019 was ($3,825) after adjusting for $417 of stock-based compensation and $1,983 relating to a write-down of inventory. Adjusted EBITDA for the year ended December 31, 2018 totaled $418, after adjusting for $1,022 of stock-based compensation and $95 relating to a write-down in inventory, both non-cash expense items.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, ZYPITAMAGTM and ReDSTM, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105,000 of which approximately U.S.$55,000 was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of U.S. $10,000 that is due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50,000 from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50,000 was included in the total net proceeds of U.S.$105,000 described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction.

On December 5, 2019, the Company announced that it had reached a settlement agreement with the purchaser of the Company’s interests in Apicore with respect to the amounts heldback under the Apicore sale agreement. A settlement agreement was reached under which Medicure received a net payment of U.S. $5,100 in relation to the holdback receivable.

29

Management’s Discussion and Analysis

The funds received from the Apicore sales transaction were invested and used for business and product development purposes and to fund operations as needed as well as funding the purchase of common shares under the Company’s recently completed SIB.

Cash used in operating activities for the year ended December 31, 2019 was $14,641 compared to cash from operations of $742 for the comparable period in the prior year. The decrease in cash from operating activities is primarily due to the net loss incurred during the year ended December 31, 2019.

Cash from investing activities for the year ended December 31, 2019 totaled $34,283 primarily from the conversion of short-term investments into cash which totaled $47,747 and $6,719 was received in relation to the proceeds from the holdback receivable. Offsetting this where payments made by the Company during the year ended December 31, 2019 in regards to the acquisition of ZYPITAMAGTM which totaled $6,622 and the acquisition of ReDSTM intangible assets for $7,038 and the investment in Sensible Medical Innovations Ltd. of $6,337. Additionally, $186 was spent regarding the acquisition of property, plant and equipment during the year ended December 31, 2019. For the year ended December 31, 2018, $65,235 was received as proceeds from the Apicore Sale Transaction, $44,100 was used to acquire short-term investments, $1,281 was paid for the acquisition of the ZYPITAMAGTM license and $197 was spent regarding the acquisition of property, plant and equipment resulting in cash from investing activities of $19,657 during the year ended December 31, 2018.

Cash used in financing activities for the year ended December 31, 2019 totaled $30,264 and related to cash paid to acquire the Company’s common shares under the SIB which totaled $26,139, cash paid to acquire the Company’s common shares under the NCIB which totaled $4,145, offset by the receipt of $20 from employees exercising stock options during the year. Cash used in financing activities for the year ended December 31, 2018 totaled $2,658 and related to cash paid to acquire the Company’s common shares under the NCIB which totaled $3,021, offset by the receipt of $363 from employees exercising stock options during the year.

As at December 31, 2019, the Company had unrestricted cash totaling $12,965 compared to $24,139 as of December 31, 2018. The Company did not have any short-term investments as at December 31, 2019. At December 31, 2018, the Company had short-term investments in the form of term deposits with maturities of greater than three months and less than one year which totaled $47,747. As at December 31, 2019, the Company had working capital of $19,702 compared to $72,656 as at December 31, 2018.

During the year ended December 31, 2019, the Company repurchased and cancelled 751,800 (2018 - 441,400), common shares as a result of the 2018 NCIB and 2019 NCIB. The aggregate price paid for these common shares totaled $4,145 (2018 - $3,021). During the year ended December 31, 2019 the Company recorded $1,810 (2018 - $480) directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $5,955 (2018 - $3,501).

On December 20, 2019, the Company completed a SIB pursuant to which the Company purchased 4,000,000 of its common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of $26,000 in cash. The Company incurred an additional $139 on transaction costs related to the SIB for a total aggregate purchase price paid of $26,139. During the year ended December 31, 2019, the Company recorded $5,466 directly in its deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $31,605.

The Company did not have any long-term debt recorded in its consolidated financial statements as at December 31, 2019.

CONTRACTUAL OBLIGATIONS

As at December 31, 2019, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

30

Management’s Discussion and Analysis

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2020	2021	2022	2023	2024	Thereafter
Accounts Payable and Accrued Liabilities	$9,384	$9,384	$—	$—	$—	$—	$—
Income Taxes Payable	517	517	—	—	—	—	—
Lease Obligation	1,230	238	238	238	238	238	40
Acquisition Payable	2,596	649	649	649	649	—	—
Purchase Agreement Commitments	5,919	3,043	1,243	1,243	195	195	—
Total	$19,646	$13,831	$2,130	$2,130	$1,082	$433	$40

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling US$218 annually (based on current pricing) until 2022 and €525 annually (based on current pricing) until 2022.

Effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which had been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of US$100, with an additional US$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The US$400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 16(d) to the Company’s consolidated financial statements and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company had entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. No amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAGTM on September 30, 2019 as described in note 9 to the Company’s consolidated financial statements.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

31

Management’s Discussion and Analysis

As a part of the Birmingham debt settlement described in note 12 to the Company’s consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2019 totaled $1,023 (2018 - $1,654) with payments made during the year ended December 31, 2019 of $1,355 (2018 - $1,539).

Beginning with the acquisition of ZYPITAMAGTM, completed on September 30, 2019, the Company is obligated to pay royalties on any commercial net sales of ZYPITAMAGTM to Zydus subsequent to the acquisition date. During the three months ended December 31, 2019, the Company accrued $2 in royalties in regards to ZYPITAMAGTM which is recorded within cost of goods sold on the statement of net (loss) income and comprehensive (loss) income and within accounts payable and accrued liabilities on the statement of financial position as at December 31, 2019.

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay #eu#300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net (loss) income and comprehensive (loss) income pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation and acquisition payable were recorded at their fair values at the date at which the liabilities were incurred and subsequently revalued using the effective interest method at each reporting date. Based on the cash and cash equivalent balances held by the Company at December 31, 2019, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at December 31, 2019, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $130 (2018 - $720).

The Company has not entered into any futures or forward contracts as at December 31, 2019. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, income taxes payable, royalty obligation and acquisition payable. The Company has not entered into any foreign exchange hedging contracts.

32

Management’s Discussion and Analysis

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated monetary financial assets and liabilities:

(Expressed in U.S. Dollars)	December 31, 2019	December 31, 2018
Cash and cash equivalents	$9,518	$17,428
Short-term investments	—	35,000
Accounts receivable	7,817	7,725
Holdback receivable	—	8,730
Other assets	30	—
Accounts payable and accrued liabilities	(6,714)	(9,903)
Income taxes payable	(398)	(776)
Current portion of royalty obligation	(671)	(1,096)
Current portion of acquisition payable	(500)	—
Royalty obligation	(906)	(1,492)
Acquisition payable	(1,275)	—
Other long-term liabilities	—	(880)
	$6,901	$54,736

Based on the above net exposures as at December 31, 2019, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net (loss) income of approximately $448 (December 31, 2018 - $3,700).

The Company is also exposed to currency risk on the Euro; however, management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

RELATED PARTY TRANSACTIONS

Directors and key management personnel control 23% of the voting shares of the Company as at December 31, 2019 (2018 - 17%).

During the year ended December 31, 2019 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85 (2018 - $85) for business administration services, $295 (2018 - $228) in rental costs and $47 (2018 - $47) for information technology support services. As described in note 16(a) to the consolidated financial statements, the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2019, the Company paid GVI CDS $406 (2018 - $858) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2019, the Company paid CanAm $133 (2018 - $393) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2019, included in accounts payable and accrued liabilities is $95 (2018 - $17) payable to GVI, $56 (2018 - $134) payable to GVI CDS, and no amounts (2018 - $40) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. There were not any amounts payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement as at December 31, 2019 or 2018. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

33

Management’s Discussion and Analysis

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

As at December 31, 2019, the Company did not have any amounts (2018 - $5) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors. On December 12, 2019, the Company announced the completion of the FABOLUS-FASTER Phase 4 trial, a randomized, open-label, multi-center trial assessing different regimens of intravenous platelet inhibitors, notably tirofiban and cangrelor (an IV P2Y12 inhibitor) in the early phase of primary PCI. The study enrolled 120 patients. The Company expects to release top-line data in 2020.

Growing sales of ZYPITAMAGTM in the United States

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAGTM from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

34

Management’s Discussion and Analysis

Previously, on December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAGTM, a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAGTM became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAGTM contributed revenue of $183 to Company for the year ended December 31, 2019 and $652 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAGTM is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAGTM brand, usage of the product and revenues from ZYPITAMAGTM. The 2018 revenues were higher than those earned in 2019 due to the initial ordering by wholesaler customers of the product.

Growing sales of ReDSTM in the United States

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDSTM PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDSTM PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDSTM PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDSTM PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDSTM PRO represents the next generation of ReDSTM.

The Company has considered indicators of impairment as at December 31, 2019 and recorded a write-down of intangible assets related to the ReDSTM license during the year ended December 31, 2019 totaling $6,321 as a result of uncertainties with ReDSTM being experienced in regards to the length of the sales cycle and uptake of the product with customers, resulting in the Company’s sales being below the committed amounts required by the exclusive marketing and distribution agreement regarding ReDSTM. Additionally, a loss of $6,336 was recorded within other comprehensive loss from the revaluation of the investment in Sensible made during the year ended December 31, 2019. Despite recording this impairment on the license over ReDSTM and the investment in Sensible Medical, the Company continues to market ReDS™ PRO and continues to work to safeguard or monetize the Company’s investment.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States with the initial sales from SNP being recorded subsequent to December 31, 2019 in January of 2020.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

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Management’s Discussion and Analysis

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2019.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2019, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

Disease outbreaks may negatively impact the performance of the Company A local, regional, national or international outbreak of a contagious disease, including the COVID 19 coronavirus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, could interrupt supplies and other services from third parties upon which the Company relies (including contract manufacturers, marketing and transportation and logistics providers), decrease demand for our products, decrease the general willingness of the general population to travel, cause staff shortages, reduced customer demand, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company. In particular, if the current outbreak of the COVID 19 coronavirus continues or increases in severity, the Company could experience difficulty in executing it strategic plans and the marketing, sales, production, logistics and distribution of its products could be severely disrupted. These events could materially and adversely affect the Company’s business and could have a material adverse effect on the Company’s liquidity and its financial results.

While the Company’s approved product portfolio grew going into 2019 to AGGRASTAT®, ZYPITAMAGTM, PREXXARTAN®, which is currently on hold, SNP, which was first sold commercially in January of 2020 and ReDSTM, with a marketing agreement entered into in January of 2019, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAGTM, SNP and ReDS™ and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully grow sales of ZYPITAMAGTM, SNP and ReDS™, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, can be obtained on SEDAR (www.sedar.com). A copy of this MD&A will be provided to anyone who requests it.

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